# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cloopen Group Holding Limited, CIK 0001804583
CUSIP: 18900M203
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0001483503
Persons authorized to receive notices and communications: Yipeng Li, CFO, 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102, (86) 10-6477-5680

## Reporting persons
- TB Alternative Assets Ltd. (CIK 0001483503): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.19% of the class)
  Comment: Row 7, 9, and 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P..
  
  Row 13. Percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by TB Alternative Assets Ltd. represent approximately 7.04% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Trustbridge Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.19% of the class)
  Comment: Row 7, 9, and 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P..
  
  Row 13. Percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by Trustbridge Partners V, L.P. represent approximately 7.04% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Trustbridge Partners VII, L.P. (CIK 0001833327): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,474,611; sole dispositive power 0; shared dispositive power 38,474,611; aggregate amount beneficially owned 38,474,611 (12.19% of the class)
  Comment: Row 8, 10, and 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P..
  
  Row 13. Percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by Trustbridge Partners VII, L.P. represent approximately 7.04% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- TB Partners GP5 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.19% of the class)
  Comment: Row 7, 9, and 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P..
  
  Row 13. Percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by TB Partners GP5 Limited represent approximately 7.04% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- TB Partners GP7 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,474,611; sole dispositive power 0; shared dispositive power 38,474,611; aggregate amount beneficially owned 38,474,611 (12.19% of the class)
  Comment: Row 8, 10, and 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P..
  
  Row 13. Percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by TB Partners GP7 Limited represent approximately 7.04% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Changxun Sun (CIK 0001907822): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 27,649,839; shared voting power 0; sole dispositive power 27,649,839; shared dispositive power 0; aggregate amount beneficially owned 27,649,839 (8.76% of the class)
  Comment: Row 7, 9, and 11. Represents (i) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun, and (ii) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer's share incentive plans issued due to exercise of options under the 2016 Share Incentive Plan.
  
  Row 13. Percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by Changxun Sun represent approximately 47.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Cloopen Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 25,649,839; shared voting power 0; sole dispositive power 25,649,839; shared dispositive power 0; aggregate amount beneficially owned 25,649,839 (8.13% of the class)
  Comment: Row 7, 9, and 11. Represents 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun.
  
  Row 13. Percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by Cloopen Co., Ltd. represent approximately 46.94% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cloopen Group Holding Limited
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Comment:
This statement on Schedule 13D (this "Statement") relates to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive office is located at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, the People's Republic of China.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares").

The Issuer's ADSs are quoted on the OTC market under the symbol "RAASY".

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Trustbridge Partners V, L.P., an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104 ("Trustbridge V");

(ii) Trustbridge Partners VII, L.P., an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104 ("Trustbridge VII");

(iii) TB Partners GP5 Limited, an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104 ("TB GP5");

(iv) TB Partners GP7 Limited, an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104 ("TB GP7");

(v) TB Alternative Assets Ltd., an exempted company incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104 ("TBAA")

(vi) Changxun Sun, a citizen of the People's Republic of China whose principal business office is at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, People's Republic of China ("Mr. Sun"); and

(vii) Cloopen Co., Ltd., a company incorporated in the British Virgin Islands whose registered office is at Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands ("Cloopen Co").

The agreement among the Reporting Persons relating to the joint filing of this Statement entered into on December 22, 2025 (the "Joint Filing Agreement") in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act is attached to this Statement as Exhibit 99.1. The Reporting Persons (except for TBAA) are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal and the Consortium Agreement as described in Item 4 below. Each Reporting Person (other than those entities within the same immediate control) expressly disclaims beneficial ownership of any Ordinary Shares or ADSs directly or indirectly held by the other Reporting Persons. Furthermore, other than those entities within the same immediate control, this Schedule 13D shall not be construed as an admission or acknowledgment that any of the Reporting Persons beneficially owns any Ordinary Shares or ADSs directly or indirectly held by the other Reporting Persons or any other person, or that any Reporting Person is or has affirmed membership in a "group" (within the meaning of Rule 13d-5(b) under the Act) with any other Reporting Person, except to the extent that such group status is created by the Consortium Agreement for the limited purpose of the Proposed Transaction. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Trustbridge V is the record holder of 38,474,611 Class A Ordinary Shares of the Issuer. The general partner of the general partner of Trustbridge V is TB GP5, which, through its board of directors, has the power to direct the voting and disposition of the securities held by Trustbridge V. The general partner of the general partner of Trustbridge VII is TB GP7, which, through its board of directors, has the power to direct the voting and disposition of the securities held by Trustbridge VII. Trustbridge V and Trustbridge VII are affiliated Cayman registered private equity funds within the Trustbridge Partners group. TBAA acts as the investment adviser of the investment manager of Trustbridge V and Trustbridge VII.

Cloopen Co is the record holder of 25,649,839 Class B Ordinary Shares of the Issuer. Cloopen Co is a company wholly-owned by Mr. Sun.
Residence or business address: See paragraph (a) above for the Residence or Business Address of the Reporting Persons.
Present principal occupation or employment:
The principal business of the Reporting Persons:

(i) The principal business of Trustbridge V is serving as a private equity fund;
(ii) The principal business of Trustbridge VII is serving as a private equity fund;
(iii) The principal business of TB GP5 is serving as the general partner of Trustbridge V's general partner;
(iv) The principal business of TB GP7 is serving as the general partner of Trustbridge VII's general partner;
(v) The principal business of TBAA is serving as the adviser of the investment manager of Trustbridge V and Trustbridge VII; and
(vi) The principal business of Cloopen Co is investment holding.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof, if any, is set forth on Schedule A (see Exhibit 99.4).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A (see Exhibit 99.4) hereto has been convicted in a criminal proceeding (excluding traffic violations or similar minor offenses).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A (see Exhibit 99.4) hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See paragraph (a) above for the citizenship of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference in Item 4 and 5 of this Statement is incorporated herein by reference in its entirety.

It is anticipated that funding for the Proposed Transaction (as defined in Item 4) will be provided by a combination of debt and equity capital. Equity financing will be provided by the Consortium Members (as defined below) in the form of cash contributions and rollover equity in the Issuer. Debt financing is expected to be provided by loans from third party financial institutions.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 22, 2025, Trustbridge VII (the "Initial Sponsor") and Cloopen Co (collectively, the "Initial Members") entered into a consortium agreement (the "Consortium Agreement"), pursuant to which all parties agreed to cooperate in good faith to acquire all of the outstanding Ordinary Shares and ADSs representing the Ordinary Shares other than those already beneficially owned by the Consortium Members or their affiliates, through a going-private transaction (the "Proposed Transaction"). Pursuant to the Consortium Agreement, the Initial Sponsor may decide at its sole discretion to admit one or more additional member(s) to the Consortium (as defined in the Consortium Agreement) as additional sponsor(s) (the "Additional Sponsors", and together with the Initial Members, the "Consortium Members").

On the same date, the Initial Sponsor and Mr. Sun jointly submitted a preliminary non-binding proposal to the Issuer's board of directors related to the proposed acquisition of all of the outstanding Ordinary Shares and ADSs not already beneficially owned by the Initial Sponsor, Mr. Sun or their affiliates, valuing the Company at approximately the US dollar equivalent of RMB 1,100 million, with proposed purchase price at US$0.4940 per Share (or US$2.9641 per ADS) in cash (the "Proposal").

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Issuer and the Consortium Members. Neither the Issuer nor the Consortium Members is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documents.

If the Proposed Transaction is completed, the Issuer's ordinary shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be quoted on the OTC market and the Issuer's obligation to file periodic reports under the Act would terminate.

References to the Consortium Agreement and the Proposal in this Statement are qualified in their entirety by reference to the Consortium Agreement and the Proposal, a copy of each is attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference in its entirety.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters listed in Items 4(a)-(j) of Statement. The Reporting Persons may, however, depending on the factors discussed herein, change their purpose or develop different plans or proposals at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3, and 4 of this Statement is incorporated herein by reference.

See Items 11 and 13 of the cover pages to this Statement for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof (with the percentage calculated based on 315,620,745 ordinary shares, comprising 289,970,906 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of December 22, 2025, as advised by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of the cover pages to this Statement for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
Transactions in the class effected during the past sixty days: To the best knowledge of each of the Reporting Persons, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except as disclosed in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated December 22, 2025
99.2 Consortium Agreement, dated December 22, 2025
99.3 Proposal, dated December 22, 2025
99.4 SCHEDULE A LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

## Signatures
- TB Alternative Assets Ltd.: /s/ Shujun Li, Shujun Li, Director (12/22/2025)
- Trustbridge Partners V, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (12/22/2025)
- Trustbridge Partners VII, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (12/22/2025)
- TB Partners GP5 Limited: /s/ Verity Priest, Verity Priest, Director (12/22/2025)
- TB Partners GP7 Limited: /s/ Verity Priest, Verity Priest, Director (12/22/2025)
- Changxun Sun: /s/ Changxun Sun, Changxun Sun (12/22/2025)
- Cloopen Co., Ltd.: /s/ Changxun Sun, Changxun Sun, Director (12/22/2025)